Exhibit 6.9

Hancock Bank

Commercial Business Loan Agreement for

Lines of Credit

This Agreement is dated September 7, 2012, and is between: HANCOCK BANK, a Mississippi state chartered bank (“Hancock”); SUN DENTAL LABORATORIES, LLC, a Florida limited liability company (hereinafter referred to as “Borrower”, which term means individually, collectively, and interchangeably any, each and/or all of them); and SUN DENTAL HOLDINGS, LLC, a Florida limited liability company, SUN DENTAL LABORATORIES, INC., a Florida corporation, and DEREK T. DIASTI (hereinafter referred to as “Guarantor,” which teini means individually, collectively and interchangeably any, each and/or all of them). Borrower and Guarantor, along with any other person who may be liable now or in the future for any portion of any Loan is also referred to as “Obligor” in this Agreement, which term means individually, collectively, and interchangeably any, each and/or all of them.

A. THE LOAN. Subject to the terms and conditions of this Agreement and provided Obligor timely and completely performs all obligations in favor of Hancock contained in this Agreement and in any other agreement, whether now existing or hereafter arising, Hancock will make a REVOLVING LINE OF CREDIT LOAN to Borrower in the total aggregate principal amount of up to TWO MILLION AND 00/100 ($2,000,000.00) Dollars (the “Loan”), which loan shall be evidenced by and payable according to Hancock’s form of promissory note. Advances of the Loan are subject to the following provisions:

(1) ADVANCES. Provided that all conditions for the making of the Loan as provided in this Agreement and all other Loan Documents (as hereinafter defined) are satisfied, including, without limitation, the payoff and closing of Borrower’s line of credit with Regions Bank, having account number 92 0001343465 000000000-001017805, Hancock will fund the Loan by means of advances during the period commencing upon the satisfaction of all conditions for the making of the Loan and for the initial advance, and ending on the last business day prior to the “maturity date” of the Loan as such date is provided in the promissory note (“business day” as used in this sentence means any day other than a Saturday, Sunday or other day on which Hancock is closed for business in the state of Florida). Borrower appoints Derek T. Diasti as well as any person designating in writing to Hancock by Derek T. Diasti to make written requests to Hancock for advances. Hancock is conclusively entitled to rely on requests for advances when made by the persons as provided in the preceding sentence. The Loan is a revolving line of credit loan that Hancock will fund in principal amounts equal to the Borrowing Base Formula as provided in Section A(2) below, provided that in no event shall the total outstanding principal amount exceed $2,000,000.00 at any time during the term of the Loan. Advances paid may be reborrowed so that the outstanding principal amount may change with advances, payments and reborrowings, subject to the limitations provided by the preceding sentence.

(2) BORROWING BASE FORMULA. The Borrowing Base Formula is equal to eighty percent (80%) of “Eligible Accounts Receivable”, plus fifty percent (50%) of “Eligible Inventory” and plus $300,000.00. “Eligible Accounts Receivable” shall mean accounts owned by Borrower subject to a first security interest in favor of Hancock that are acceptable and approved by Hancock from time to time as accounts receivable eligible to be used as a basis for an advance to Borrower under the Loan. Without limiting Hancock’s discretion to deem an account unacceptable, the following shall not be an Eligible Account Receivable: (i) any account which has remained unpaid for more than 90 days from the date of invoice, (ii) any account subject to a set off or disputed by the account debtor of the account, (iii) any account for which Borrower has extended the time for payment without the consent of Hancock, (iv) any account owed by an account debtor which does not maintain its chief executive office in the United States or which is not organized under the laws of the United States, unless secured by an acceptable letter of credit subject to a first security interest in favor of Hancock, (v) any account which is owed by any parent, subsidiary, affiliate, related company or shareholder of Borrower, (vi) any account due from the United States or any agency thereof, (vii) any account in which Borrower owes or will owe any obligation to the account debtor of such account, (viii) any account or accounts from an account debtor that represents more than 25% of the total accounts from all debtors (including the subject debtor), in which case the portion over 25% is ineligible; (ix) any account or accounts from an account debtor where 25% or more of any account from such account debtor has remained unpaid for more than 90 days from the date of an invoice; (x) any account due on consigned goods, and (xi) any account arising from retainage(s) against billing(s). “Eligible Inventory” shall mean inventory owned by Borrower which is subject to a first security interest in favor of Hancock and is held for sale to customers in the ordinary course of business and shall be valued at the lower of (i) the cost of each item consisting of inventory or (ii) its market value, less any outstanding debt incurred in connection with the purchase of such inventory and less the cost of any supplies and any work in progress.

B. EFFECT OF AGREEMENT AND DEFINITIONS. The promissory note or notes referenced in Section A above are incorporated by reference. Such note(s) and any renewals, modifications or replacements for such note(s) are subject to the terms of this Agreement. “Loan” shall collectively mean the loan as defined and made available to Borrower under Section A of this Agreement. “Loan Documents” shall mean this Agreement, the promissory note(s) evidencing the Loan, any continuing guaranty(ies) by any Obligor, any security document(s) provided for in this Agreement, any agreements with respect to any swap, forward, future, or derivative transaction or option or similar agreement involving, or settled by reference to, one or more interest rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value and all other documents evidencing or securing the obligations of Borrower to Hancock, including loan commitments and approvals. The Loan and all other obligations of Borrower to Hancock, direct or contingent, due or to become due, now existing or hereafter arising, shall be secured by any security documents provided for in this Agreement, any collateral set forth in any promissory note executed by Borrower, and any other Loan Documents.

C. USE OF PROCEEDS. The proceeds from the Loan will be used for the following purpose: providing working capital.

D. REPRESENTATIONS, WARRANTIES AND COVENANTS. Borrower represents, warrants and covenants to Hancock that:

(1) Organization and Authorization. Obligor (other than an individual) is an entity which is duly organized, validly existing and, if a corporation, in good standing under applicable laws. Obligor’s execution, delivery and performance of this Agreement and all other documents delivered to Hancock have been duly authorized and does not violate Obligor’s articles of incorporation or organization (or other governing documents), material contracts or any applicable law or regulations. All documents delivered to Hancock are legal and binding obligations of Obligor who executed same.

(2) Compliance with Tax and other Laws. Obligor shall comply (to the extent necessary so that any failure to do so will not materially and adversely affect the business or property of Obligor) with all laws that are applicable to Obligor’s business activities, including, without limitation, all laws regarding (i) the collection, payment and deposit of employees’ income, unemployment, Social Security, sales and excise taxes; (ii) the filing of returns and payment of taxes; (iii) pension liabilities including ERISA requirements; (iv) environmental protection; and (v) occupational safety and health.

(3) Financial Information. Obligor shall furnish the following financial and other information for the term of the Loan:

(a) Borrower shall furnish to Hancock:

annually, within 120 days after the end of Borrower’s fiscal year (which fiscal year ends on December 31), a copy of the annual compiled financial statements of Borrower, prepared in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding fiscal year, and certified by an independent certified public accounting firm acceptable to Hancock, consisting of, as of the end of each fiscal year for which furnished, a balance sheet, an income statement, and a statement of cash flow;

within 45 days after the end of each quarter of Borrower’s fiscal year, a copy of the internally prepared financial statements of Borrower, prepared in conformity with generally accepted accounting principles consistently applied, and certified by the chief financial officer of Borrower or other appropriate executive officer consisting of, as of the end of each such quarter for which furnished, a balance sheet and an income statement;

(iii) within 45 days after the end of each month or within 10 days after a request by Hancock, an internally prepared borrowing base certificate, as of the end of each such month for which due or requested, in such form as Hancock may require evidencing compliance with the terms of the Loan for advances. The borrowing base certificate shall also contain an internally prepared: accounts receivable report containing an aging by invoice date for each account; accounts payable report containing an aging by invoice or statement date for each account; and an inventory report containing a materials inventory list and finished goods inventory list; and such other information as Hancock may require. The certificate shall be certified by an appropriate executive officer of Borrower; and

(iv) annually, within 30 days of the timely filing thereof with the Internal Revenue Service, but not later than 120 days after the close of Borrower’s fiscal year, a true and correct copy of Borrower’s federal income tax return, together with all schedules thereto and any extensions. If an extension is requested, a true and correct copy of the extension shall be furnished to Hancock within 30 days of the filing of the request for the extension. The furnishing of true and correct copy, of an extension request shall not relieve Borrower of the responsibility to furnish Hancock with the true and correct copy of the tax return for which Borrower requested the extension within 30 days of the timely filing thereof, but not later than November 1, in any event.

(b) Sun Dental Holdings, LLC, as Guarantor, shall furnish to Hancock for the term of the Loan:

(i) annually, within 120 days after the end of Guarantor’s fiscal year (which fiscal year ends on December 31), a copy of the annual compiled financial statements of Guarantor, prepared in confoimity with generally accepted accounting principles applied on a basis consistent with that of the preceding fiscal year, and certified by an independent certified public accounting firm acceptable to Hancock, consisting of, as of the end of each fiscal year for which furnished, a balance sheet, an income statement, and a statement of cash flow;

(ii) annually, within 30 days of the timely filing thereof with the Internal Revenue Service, but not later than 120 days after the close of Guarantor’s fiscal year, a true and correct copy of Guarantor’s federal income tax return, together with all schedules thereto and any extensions. If an extension is requested, a true and correct copy of the extension shall be furnished to Hancock within 30 days of the filing of the request for the extension. The furnishing of true and correct copy of an extension request shall not relieve Borrower of the responsibility to furnish Hancock with the true and correct copy of the tax return for which Guarantor requested the extension within 30 days of the timely filing thereof, but not later than November 1, in any event.

(c) Guarantor, who is an individual, shall furnish to Hancock for the term of the Loan:

(i) annually, as soon as available but not later than thirty (30) days after the annual anniversary of the date last furnished, Guarantor shall furnish to Hancock a personal financial statement acceptable to Hancock as to form and substance, which financial statement includes a contingent debt schedule and is as of a date no later than twelve (12) months from the date of the last famished financial statement; and

(ii) annually, within 30 days of the timely filing thereof with the Internal Revenue Service, but not later than 120 days after the close of the calendar year, a true and correct copy of Guarantor’s federal income tax return, together with all schedules thereto and any extensions. If an extension is requested, a true and correct copy of the extension shall be furnished to Hancock within 30 days of the filing of the request for the extension. The furnishing of true and correct copy of an extension request shall not relieve Borrower of the responsibility to furnish Hancock with the true and correct copy of the tax return for which Guarantor requested the extension within 30 days of the timely filing thereof, but not later than November 1, in any event.

(d) Obligor shall furnish to Hancock such additional information that Hancock may require.

All financial statements and financial information submitted to Hancock in accordance with this Agreement shall include, among other things, detailed information regarding (i) any entities, such as corporations, partnerships, or limited liability companies of which the Obligor is the majority owner and (ii) any entities of which the Obligor is not the majority owner, but for which Obligor is directly or contingently liable on debts or obligations of any kind incurred by those entities.

A failure by Obligor to provide the financial information as required by this Section D(3) or as requested by Hancock shall be an event of Default (as defined below in Section F). In the event of such Default for which Hancock does not accelerate the Loan, Obligor acknowledges that Hancock may, notwithstanding anything in the promissory note, elect to raise the interest rate on the Loan by one-half of one percent (.50%) per annum for a period beginning three (3) business days after written notice of Default and ending upon the curing of the Default. Hancock shall have the right to increase the rate charged on the Loan one-half of one percent (.50%) each thirty (30) day period thereafter during the period in which the Default continues. Upon the curing of the Default, the interest rate of the Loan shall revert to the initially agreed upon interest rate effective on the date of which the Default is cured. This provision shall not prevent Hancock from declaring other events of Default that provide the right of acceleration of either the maturity or the imposition of the default rate of interest provided in the promissory note.

(4) Mergers, etc. Without the prior written consent of Hancock, Obligor shall not (a) be a party to a merger or consolidation, (b) acquire all or substantially all of the assets of another entity, (c) sell, lease or transfer all, or substantially all, of Obligor’s assets, (d) pelluit any changes in the structure or ownership of Obligor, or (e) pledge or encumber any stock or other interest in Obligor. Obligor shall not permit any material change to be made in the character of Obligor’s business as carried on at the original date of this Agreement. Obligor shall not purchase, retire or redeem any shares of its capital stock or other evidence of ownership, such as membership interests, without the prior written consent of Hancock.

(5) Indebtedness and Liens. Borrower shall not create any additional obligations for borrowed money in excess of $250,000.00 in the aggregate during a calendar year without the prior written consent of Hancock. Borrower shall not mortgage or encumber any of Borrower’s assets or suffer any liens to exist on any of Borrower’s assets without the prior written consent of Hancock, other than liens as evidenced by UCC-1 Financing Statements filed as of the date of this Agreement.

(6) Other Liabilities. (a) Obligor shall not lend to or guarantee, endorse or otherwise become contingently liable in connection with the obligations, stock or dividends of any person, firm or corporation, except as currently exists and as reflected in the financial statements of Obligor as previously submitted to Hancock; (b) Obligor shall not default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any indenture, agreement or other instrument to which Obligor is a party (the effect of which would materially adversely effect the business or properties of Obligor); and (c) Except as disclosed or referred to in the financial statements furnished to Hancock, there is no litigation, legal or administrative proceeding, investigation or other action of any nature pending or, to the knowledge of Obligor, threatened against or affecting Obligor which involves the possibility of any judgment or liability not fully covered by insurance, and which may materially and adversely affect the business or assets of Obligor or Obligor’s ability to carry on business as now conducted.

(7) Documentation. The Loan Documents shall be on Hancock’s standard forms, with such modifications as may be required by Hancock. Upon the written request of Hancock, Obligor shall promptly and duly execute and deliver all such further instruments and documents and take such further action as Hancock may deem necessary to obtain the full benefits of the Loan Documents.

(8) Financial Covenants and Ratios. Borrower and Sun Dental Holdings, LLC, as applicable, shall comply with the following covenants and ratios for the term of the Loan:

Minimum Cash Flow to Debt Service Ratio. Borrower will maintain a ratio of cash flow to debt service of not less than 1 50 to 1.00. For the purposes of this subsection: “cash flow” shall mean the sum of net business income of Borrower plus income tax, interest, depreciation and amortization expenses for the subject period; and “debt service” shall mean the sum of the current portion of long term debt, plus the current portion of capitalized lease payments plus interest expense of Borrower as shown by the annual financial statements, for the subject period. Cash flow shall be divided by debt service to determine compliance with this ratio.

Liabilities to Tangible Net Worth. Borrower and Sun Dental Holdings, LLC will maintain a combined ratio of total liabilities to tangible net worth of 3:00 to 1.00 or less. For purposes of this subsection, “total liabilities” shall mean all liabilities of Borrower and Sun Dental Holdings, LLC, less any subordinated debt due to members; and “tangible net worth” shall mean the sum of the net worth of Borrower and Sun Dental Holdings, LLC, less any intangible assets, including, without limitation, good will, patents, trademarks, trade names, copyrights, franchises, licenses, service marks and brand names, plus any subordinated debt due to members.

Calculation date for covenants and ratios. The effective date for determining compliance with the foregoing financial covenants and ratios shall be as of the end of each fiscal period Borrower and Sun Dental Holdings, LLC, are obligated to provide Hancock with financial statements.

(9) Collateral. As security for payment and performance of the Loan and any and all other obligations of Borrower to Hancock, direct or contingent, due or to become due, now existing or hereafter arising, Borrower shall execute and deliver to Hancock, or cause others to execute and deliver to Hancock, the following described security documents:

A security agreement, of even date herewith, and financing statement by Borrower granting Hancock a first lien and security interest in Borrower’s personal property as such personal property is more particularly described in the security agreement.

All other security documents to be executed in connection with the Loan.

(10) No Changes. Borrower shall not, without prior written consent of Hancock, (a) change Borrower’s name, legal folin, taxpayer identification number or domicile, (b) move Borrower’s principal place of business or chief executive office, or (c) move the location of, or allow the removal of (subject to sales in the ordinary course of business), the collateral from Borrower’s principal place of business, chief executive office or other location in the state of Florida where Borrower currently conducts business.

(11) Guaranties. The Loan shall be guaranteed by Guarantor pursuant to that certain Continuing Guaranty of even date herewith.

E. CONDITIONS PRECEDENT TO LOANS. Hancock shall be obligated to make the Loan only so long as: (i) all of the Loan Documents required by this Agreement have been delivered to Hancock, (ii) Obligor is current in the performance of all of the other obligations of Obligor contained in the Loan Documents, (iii) no Default has occurred, and (iv) no adverse material change in the financial condition of Obligor has occurred.

F. DEFAULT. The occurrence of (i) the failure of Borrower to make any payment on any Loan when due, (ii) the failure of Obligor to observe or perform promptly when due any covenant, agreement or obligation under this Agreement or under any of the other Loan Documents, including an obligation provided by a Loan Document not signed by Obligor with Obligor hereby agreeing to be bound by any such obligation, (iii) the material inaccuracy at any time of any warranty, representation or statement made to Hancock by Obligor under this Agreement or otherwise, or (iv) any default by Borrower under the terms of any other loan with another lender existing as of the date of this Agreement or as consented to by Hancock in accordance with this Agreement, shall constitute a default (“Default”) under this Agreement. The obligations of Borrower under this Agreement or under any other Loan Document shall, except as indicated by the context, be the joint and several obligations of Borrower. In the event of a Default, Hancock, at its option, shall have the right to exercise any and all of its rights under the Loan Documents.

G. MISCELLANEOUS PROVISIONS. Borrower agrees to pay all of the costs, expenses and fees incurred in connection with the Loan, including attorneys’ fees and appraisal fees. This Agreement is not assignable by Obligor and no party other than Obligor is entitled to rely on this Agreement. In no event shall Obligor or Hancock be liable to the other for indirect, special or consequential damages, including the loss of anticipated profits that may arise out of or are in any way connected with this Agreement. No condition or other term of this Agreement may be waived or modified except by a writing signed by Borrower and Hancock. This Agreement shall supersede and replace any commitment letter between Hancock and Obligor relating to any Loan. If any provision of this Agreement shall be held to be legally invalid or unenforceable by any court of competent jurisdiction, all remaining provisions of this Agreement shall remain in full force and effect. This Agreement shall be governed by and construed in accordance with the laws of State of Florida.

H. OTHER CONDITIONS.

(1) Deposit Relationship. Borrower shall maintain all of Borrower’s operating accounts with Hancock for the term of the Loan. Bonower acknowledges that Hancock may, notwithstanding anything in the promissory note, elect to raise the interest rate on the Loan by one percent (1.0%) beginning ten (10) days after written notice is mailed if the deposit accounts are not maintained as agreed. Borrower may request in writing that the interest rate on the Loan revert back to its one percent (1%) lower rate following the end of the calendar month in which the deposit accounts required by this Section. F1(1) was maintained. The rate will be reduced effective with the next monthly billing cycle.

(2) Waiver of Jury Trial. No party to this agreement or any assignee, successor, heir or personal representative of a party shall seek a jury trial in any lawsuit, proceeding, counterclaim, or any other litigation procedure based upon or arising out of this Agreement, any of the other Loan Documents, any collateral for the indebtedness of Borrower to Hancock or the dealings or the relationship between or among the parties, or any of them. No party or any assignee, successor, heir or personal representative of a party shall seek to consolidate any such action, in which a jury trial has been waived, with any other action in which a jury trial cannot or has not been waived. The provisions of this Section H(2) have been fully discussed by the parties hereto, and these provisions shall be subject to no exceptions. No party has in any way agreed with or represented to any other party that the provisions of this Section H(2) will not be fully enforced in all instances.

(3) Insurance. In addition to the requirements for insurance provided by the security agreement from Borrower to Hancock, of even date herewith, Borrower shall furnish all other insurance required by Hancock.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

HANCOCK:

HANCOCK BANK,
a Mississippi state chartered bank

By:		/s/ Robert Weskema
Robert Weskema
As Its Vice President

BORROWER:

SUN DENTAL LABORATORIES, LLC,
a Florida limited liability company

By:		/s/ Derek T. Diasti
Derek T. Diasti
As Its Manager

GUARANTOR:

SUN DENTAL HOLDINGS, LLC,
a Florida limited liability company

By:		SUN DENTAL LABORATORIES, INC., a Florida corporation, As Its Manager

	By:	/s/ Derek T. Diasti
Derek T. Diasti
As Its President

[Corporate Seal]

SUN DENTAL LABORATORIES, INC., a Florida corporation,